                       [LATHAM & WATKINS LLP LETTERHEAD]


October 17, 2005


VIA FACSIMILE AND EDGAR
-----------------------

Ms. Barbara C. Jacobs, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549


         RE: DEALERTRACK HOLDINGS, INC.
             REGISTRATION STATEMENT ON FORM S-1
             FILE NO. 333-126944
             ----------------------------------

Dear Ms. Jacobs:

         On behalf of DealerTrack Holdings, Inc. (the "REGISTRANT"), we are supplementing our response letter (the "RESPONSE Letter"), dated October 11, 2005, addressed to the Staff of the U.S. Securities and Exchange Commission (the "COMMISSION"), with respect to the Registrant's above-referenced Registration Statement on Form S-1 filed with the Commission on July 28, 2005 (the "REGISTRATION STATEMENT"). The Registration Statement was amended on October 11, 2005 by Amendment No. 2 to the Registration Statement ("AMENDMENT NO. 2") to reflect changes prompted by the Commission's comment letter, dated October 7, 2005.

         Pursuant to our conversation with the Commission on October 14, 2005, the Registrant is supplementing responses 6, 9 and 16 of the Response Letter as set forth below.

         Response 6
         ----------

         The Registrant had previously recorded an adjustment to remove 100% of the revenue recognized by LML in 2004 as a result of the contracts that had been factored by LML prior to the acquisition date. The Registrant believed that including these factored revenues in the pro forma income statement would be misleading as the Registrant would not recognize revenue on these contracts for an average of 20 months. In Amendment No. 2, the Registrant has revised the pro forma adjustment to LML's revenue by (1) adding back $0.9 million of revenue associated with factored contracts initiated in 2004 prior to our acquisition, as these contracts would not have been factored by the Registrant assuming a purchase date of January 1, 2004 and (2) adding back revenue of $1.5 million associated with factored contracts that expired in 2004 prior to the acquisition, as the cost effect of servicing those contracts would not have had an impact on the Registrant's income statement for a period greater than twelve months. The effect of this revised calculation was to reduce the LML pro forma revenue adjustment from $14.1 million to $11.7 million.

Ms. Barbara C. Jacobs, Esq.
October 17, 2005
Page 2
LATHAM & WATKINS LLP

The following table reconciles the LML audited revenue for the seventh-month period ended July 31, 2004 to the LML pro forma revenue for the same period (dollar amounts in millions):


LML audited 2004 revenue (a)                                         $ 18.5
Less:  Factored 2004 revenue (b)                   $(14.1)
Add:  Newly factored contracts (c)                   $0.9
Add:  2004 terminated factored contracts (d)         $1.5
                                                   ------
LML pro forma revenue adjustment (e)                                 $(11.7)
                                                                     ------
LML pro forma revenue (f)                                            $  6.8

----------

(a) Amount represents LML audited 2004 revenue (please refer to page F-80), which includes $14.1 million of revenue that was under factor in 2004.

(b) Amount represents 100% of the revenue recognized by LML in 2004 that was the result of contracts that had been factored prior to the acquisition.

(c) Amount represents revenue from contracts that were factored by LML in 2004. The pro forma presentation assumes that LML was purchased on January 1, 2004. As a result, these contracts would not have been under factor had the Registrant owned the LML business since January 1, 2004. The Registrant did not exclude revenue from contracts that were factored in 2004 from the pro forma revenue as these contracts would not have been factored by the Registrant under these assumptions. In other words, the $0.9 million of revenue from these contracts is included in the Registrant's pro forma revenue.

(d) Amount represents revenue recognized by LML in 2004 relating to contracts that were factored by LML prior to 2004 and terminated in 2004. The Registrant did not exclude revenue from these contracts, as it was concluded that these contracts would not have an ongoing impact on the Registrant of at least twelve months and would not meet the criteria set forth in Regulation S-X Article 11 Rule 11-02. In other words, the $1.5 million of revenue from these contracts is included in the Registrant's pro forma revenue.

(e) Amount represents the LML 2004 revenue pro forma adjustment. This adjustment eliminates those LML revenues that should not, in the Registrant's view, be included in the Registrant's pro forma revenue. The Registrant believes that this adjustment meets the requirements of Regulation S-X Article 11 Rule 11-02 as (i) this adjustment is directly attributable to the transaction, as the Registrant acquired all LML customer contracts, including those under factor; (ii) the average remaining life of the factored contracts whose revenue is excluded in this adjustment is approximately 20 months from the date of acquisition (which clearly demonstrates an ongoing impact to the Registrant for a period of greater than 12 months); and (iii) this pro forma revenue is factually supportable as the Registrant has detail on each contract under factor.

(f) This amount reflects the portion of LML's audited 2004 revenue that was included in the Registrant's pro forma revenue. The Registrant also believes, based upon results for the seven-month period since the acquisition closed, that $6.8 million is more representative of the revenue resulting from the acquired LML customers than the $18.5 million reported by LML for the seven-month period ending July 31, 2004.

Ms. Barbara C. Jacobs, Esq.
October 17, 2005
Page 3
LATHAM & WATKINS LLP


         Response 9
         ----------

         The Registrant is supplementing its response to comment 9 to indicate that it will set forth the discount rates and weighted average cost of capital used in each of the valuation analyses provided by Empire in the next amendment to the Registration Statement. The Registrant will add the following disclosure to pages 54-55 in the next amendment to the Registration Statement:

         "In the March 2003 valuation, the weighted average cost of capital and long-term growth rates utilized were 24% and 3%, respectively. In the May 2004 retrospective valuation, the August 2004 retrospective valuation and the January 2005 valuation, the weighted average cost of capital and long-term growth rates utilized were 19% and 4%, respectively."

Additionally, the Registrant informs the Commission that the comparable companies used by Empire in its valuation analyses were described as either Data Processing and Preparation, Business Services or Computer Programming Services companies. These comparable companies had revenues that ranged from $40.0 million to $3.0 billion per annum in their most recent fiscal year. In arriving at the appropriate Revenue, EBITDA and EPS multiples to be applied, Empire considered such aspects as company size, operating performance, growth potential and capital structure. In their valuation reports, Empire noted that although the Registrant was a smaller company than some of those comparable companies, its higher growth rates and above-average returns on revenue made the use of the comparable companies reasonable.

         Response 16
         -----------

         The Registrant is supplementing its response to comment 16 to indicate that it will add the following disclosure in the next amendment to the Registration Statement to page 60 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and to page F-32 in the footnotes to the financial statements:

         "In the event that the future income streams that we currently project do not materialize, we may be required to increase our valuation allowance. Any increase in the valuation allowance would result in a charge that would adversely impact our operating performance. Based on our current effective tax rate, for every $1.0 million increase in our valuation allowance, our results of operations would be impacted by $0.43 million."

                                    * * * * *
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Ms. Barbara C. Jacobs, Esq.
October 17, 2005
Page 4
LATHAM & WATKINS LLP


         We hope the foregoing information helps in your review of Amendment No.
2. If you have any questions in connection with this letter, the Response Letter or Amendment No. 2, please feel free to call me at (212) 906-1284, Daniel Nam at
(212) 906-1703 or Jason Frank at (212) 906-1796.

                                         Best regards,

                                         /s/ Kirk A. Davenport II
                                         ------------------------
                                         Kirk A. Davenport II
                                         of LATHAM & WATKINS LLP


Enclosures

cc: Rebekah Toton, Esq., U.S. Securities and Exchange Commission
    Stathis Kouninis, U.S. Securities and Exchange Commission
    Eric D. Jacobs, Esq., DealerTrack Holdings, Inc.
    John J. Huber, Esq., Latham & Watkins LLP
    Daniel U. Nam, Esq., Latham & Watkins LLP
    Jason S. Frank, Esq., Latham & Watkins LLP
    Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell